THE TRADITIONAL HIRING PROCESS IS OUTDATED AND INHUMANE.

IT'S TIME FOR A CHANGE.

Me in 3

TRADITIONAL
HIRING PROCESS STEPS

1. **Read a stellar resume**

2. **Invite the candidate in for an interview**

3. **Realize 2 minutes into the conversation, “this is not going to be a fit”**

4. **Waste remaining 58 minutes!**



Jane Doe
Junior Architect
A strong believer in the ability of the architecture and research combined with design thinking for strengthening our societies and having a positive effect on the world. Only together can we build a better future, therefore my communication and team-working skills.
jane.doe@gmail.com
920 - 119 44 512
Copenhagen
jane-doe.com
instagram.com/jane.doe
Lilibeth Andrada
Data Analyst
Stephen Greet
Web Developer
Pittsburgh, PA 15203
Jane Ahlgren
PMP, RN
Personal Info
Experience
Education
Certificates
Conferences
Licenses
Skills
Languages
novoresume.com

Me in 3

THE BETTER
HIRING PROCESS

1. Review a video profile

2. Review the resume

3. Invite candidate to an interview based on their
   - personality,
   - their story and
   - their skills





Me in 3

- A SaaS platform to change the hiring process
- Building a massive community of Job Seekers and Hiring Managers
- Free basic accounts for rapid growth
- Monetizing the platform through premium services

ADVANTAGES OF INVESTING IN ME IN 3

- Solid management team with a track record of creating corporate value
- Platform growth through community where every user creates a multiple of additional users
- Diversity and Inclusion are the hottest topics in HR corporate America


All Me in 3 Users & Growth Rate by Month
553%
93%
83%
87%
13%
13%
47%
11%
82%
55%
97%
October
November
December
January
February
March
April
May
June
July
August
September
Total Users By Month

Me in 3

STRATEGY
WEEKLY PLANNING



Brett Williams
President

Brett Williams is a Technology Solutions Executive with over 25 years of experience in managing teams, implementing solutions, leading organizations and getting projects and organizations started from the ground up.



Jim Barsness
Contract CFO

A highly accomplished finance executive with more than 10 years of progressive experience across a broad range of industries and company sizes.



Markus Engelke
Founder

Markus Engelke is the Founder of Mein3.com. A creative visionary who specializes in business development and problem solving.



Chris Wright, Ph.D
Founder

Chris is the co-founder, President and CEO of Reliant (www.reliantlive.com). Chris leads the development of Reliant's Talent Management software and solutions.



Tracy Poole
Vice President

Tracy Poole is an attorney with over 25 years' experience in complex commercial transactions, M&A, financing, energy and venture capital disciplines and is the former General Counsel of an energy related hedge fund and an independent upstream oil and gas producer.



James Nelson
Founder

18 years ago, James co-founded Reliant with a desire to build a "Customer First" culture.



Bryan Brown
Founder

Bryan has had a successful 17-year career in healthcare serving in multiple leadership, administrative and sales roles.

Me in 3

EXECUTION
DAILY OPERATIONS



Brett Williams
Founder
Brett leads the day-to-day management of the company



Sara Ostin
Customer Success Manager
Sara is responsible for all aspects of customer relations, onboarding, training and support



Casie Cahalen
Office Operations
Casie work part time managing office administration, social media, event planning and other support functions

RELIANT

Contract Development

Me in 3 has contracted with Reliant (www.reliantlive.com) to provide development of the software platform and back end systems. Me in 3 owns all software IP produced through this relationship.

Me in 3 will acquire development personnel from Reliant in Q2/2020

the starr conspiracy

Contract Marketing

The Starr Conspiracy is a Fort Worth/San Francisco based marketing firm whose focus is on companies in the WorkTech industry. They have worked with over 600 innovative workplace technology brands and assist Me in 3 with go-to-market strategies, messaging, branding and advertising.

A software platform that is easy to use, functional, and looks great



Me in 3

JOB CREATOR
DASHBOARD


Me in 3
Casie Cahalen
JOB CREATOR
Job Dashboard
Jobs
Postings
Dashboard
Home > Dashboard
Me in 3
8211 E. Regal Place, #106, Tulsa, Oklahoma 74133
Me in 3
4 New Applicants
8 Liked Applicants
2611 Job Posting Views
3 No Fit Applicants
1 Revoked Applicants
Active Job Postings
Show 10 entries
Search:
Job Title | Expiration Date | Hiring Manager | Location | Stats
Business Development Specialist | 3/5/2020 | Casie Cahalen | Tulsa, OK | 0-New | 0-Likes | 0-No Fit | 226-Views
Customer Success Manager | 12/31/2020 | Casie Cahalen | Jenks, OK | 3-New | 5-Likes | 3-No Fit | 952-Views
Entry-Level Sales Representative | 2/25/2020 | Casie Cahalen | Tulsa, OK | 0-New | 0-Likes | 0-No Fit | 357-Views
Marketing Specialist | 2/15/2020 | Casie Cahalen | Tulsa, OK | 0-New | 3-Likes | 0-No Fit | 834-Views
Student Brand Ambassador | 2/15/2020 | Casie Cahalen | Tulsa, OK | 0-New | 0-Likes | 0-No Fit | 242-Views

CANDIDATE
REVIEW



Me in 3
Brett Williams
JOB CREATOR
Job Dashboard
Jobs
Postings
Applicants
Home > Applicants
Me in 3
Sales Agent
Team: Tactical
Tulsa, OK
Hiring Manager: Casie Cahalen
Total Applicants: 21
Show 10 entries
Search:
Applicant Name
Rating
Up
Down
Jenny Parker 3 0
megan moore 3 0
Garrett Morey 3 0
Alessandra 3 0
Sadie Randall
3
0
0:01 / 2:53

JOB SEEKER
PROFILE


Me in 3
Ashley Johnson
JOB SEEKER
Job Dashboard
Search Jobs
My Profile
Ashley Johnson
Facebook
Twitter
LinkedIn
Email
Copy to Clipboard
0:01 / 1:30
Create/Edit Video
Ashley Johnson
Skills
Amazing ability to navigate salesforce
Awesome MS Office skills
Experience
8+ years of sales, marketing and business development
80% close ratios

WHAT WE'VE ACCOMPLISHED SO FAR (PRE MARKETING)

- 7,000+ Total Users
- 65+ Job Creators
- Users in 45+ States



All Me in 3 Users & Growth Rate by Month
553%
93%
83%
87%
13%
13%
47%
11%
82%
55%
97%
October
November
December
January
February
March
April
May
June
July
August
September
Total Users By Month

FARMERS INSURANCE
Aflac
Love's
BLUEKNIGHT ENERGY PARTNERS
CAESARS ENTERTAINMENT
tailwind
THE UNIVERSITY OF TEXAS AT AUSTIN



TECHNOLOGY COMPANIES IN THE HIRING SPACE

We believe Me in 3 is the only solution focused on video screening in the hiring process

Job Posted — 100 — Screening — 20 — Interview — 4 — Assessment Negotiation — 1 — Hired

Job Aggregator
Indeed
Career Builder
LinkedIn
Glassdoor
Google for Jobs

Me in 3
Indirectly
HireVue
Jobvite
YouTube
Vimeo

Video Interviewing
ConveyIQ
HireVue
SparkHire
Wepow

Assessments
HackerRank
Pymetrics
Self Management

Applicant Tracking Bullhorn, Greenhouse, SuccessFactors, Jobvite, Smart Recruiters, Jazz HR, Taleo, Workday

*Some enterprise software applications in the HR space have minor components related to video screening

GROWTH
VIRTUOUS CYCLES

1 Company = 2 Hiring Managers

1 job post = 20 - 150 Job Seekers (avg 50)

10 job postings per year

500 new Job Seekers per year per company

Scale:
100 corporate accounts can produce 50,000 job seekers annually


1 Corporate Account
2 Hiring Managers
50 Job Seekers/ Job
10 Jobs Posted/Yr
500 Job Seekers/Yr

Me in 3

Target Markets
- SMB Companies - Hiring
- University Career Services
- University Greek Systems


$20B
$6.7B
$67M

Total Addressable Market

Serviceable Addressable Market

Serviceable Obtainable Market

Me in 3

DEFENSIBILITY
THE MOAT

Network Effects

A network effect is when a new user makes the service more valuable for every other user.

Five major types of network effects:

- **Direct (LinkedIn, WhatsApp, Facebook)**
- **Two-sided (eBay, Craigslist, Microsoft, iOS)**
- Data (Google Maps, Waze)
- Tech performance (BitTorrent, Skype)
- **Interpersonal (Slack, Apple)**

Speed to Market Penetration

Is the strongest defense for software solutions.

Network Effects of Me in 3

- Direct
- Two-Sided
- Interpersonal

Me in 3

PRICING MODELS

Job Creator

	Basic	Pro	Teams (MOST POPULAR!)	Enterprise
Jobs & Multi-location Postings	Up to 3 postings	Unlimited	Unlimited	Unlimited
View Profiles	✓	✓	✓	✓
Vote on Profiles	✓	✓	✓	✓
Add Notes to Profiles	✓	✓	✓	✓
Careers Page (Job Index)	✗	✓	✓	✓
Premium Support	✗	✗	✓	✓
Corporate Profile Page with Video	✗	✗	✓	✓
Add Addtional Team Members	✗	✗	✓	✓
Assign Roles & Permissions	✗	✗	✓	✓
Recruiting Subscription	✗	✗	✗	✓
Priority Support	✗	✗	✗	✓
Profile / Video Search		✗	✗	✓
Metrics		✗	✗	✓
Featured Jobs	✗	✗	✗	✓
Partner Applications: • Background Checks • Assessments • Training	✗	✗	✗	✓
	FREE	$20.00 per user/month, billed annually $30 per user, billed monthly	$50.00 per user/month, billed annually $60 per user, billed monthly	$900.00 per user/month, billed monhtly

Your Job Postings are highlighted and starred in Job Search appearances, allowing them to stand out from the crowd and attract

Job Seeker

Job Seeker Basic	Job Seeker PRO (MOST POPULAR!)	Job Seeker Elite
✓ 1 Complete Me in 3 Profile	✓ All Basic features	✓ All Pro features
✓ Profile video	✓ 1-3 complete Me in 3 Profiles	✓ Unlimited Me in 3 Profiles
✓ Resume upload	✓ +1 additional file upload	✓ Featured Job Seeker Profile
✓ Skills, Experience, & Education summaries		✓ Profile scorecard
✓ Social media links		✓ Up to 3 additional file uploads
FREE	$4 / month – no contract	$9 / month – no contract

Some Products Available A La Carte
Profile Report
Strengths Finder Report

Additional Revenue Opportunities

Greek Recruitment - $2,000 - $5,000/yr

Full Service - $150/posting (+$50 additional posts)

Me in 3

PHASED
GROWTH STRATEGY



03

Enterprise Licenses
- Recruiter $900/PUPM
- Corp Instance
- Search Video Profiles

Monetize Basic User Accounts
- Pro $20/PUPM
- Teams $50/PUPM

Build User Community
- Job Creator Growth
- Job Seeker Growth
- University Market Penetration



Me in 3

REVENUE BY LICENSE TYPE & PHASE



60,000
50,000
40,000
30,000
20,000
10,000
-
100
135
443
1,366
1,454
6,060
3,926
19,096
7,983
49,618
Year 1
Year 2
Year 3
Year 4
Year 5
Pro + Teams
Enterprise

Phase 2
Premium Licenses create revenue

Phase 3
Enterprise Licenses create exponential revenue growth

*These are future looking projections and are not guaranteed

Me in 3

FUNDING THE FUTURE


Uses of funds - Summary
Wefunder fees 7.5%
G&A, 20%
Direct Costs, 12%
Sales & Marketing, 60.5%

5 YEAR PROJECTIONS

We will continue to drive strong growth through heavy investment in sales and marketing initiatives.



($000s)	Year 1	2	3	4	5
Revenue	**$237**	**$1,913**	**$7,997**	**$24,826**	**$63,245**
YoY % growth	**n/a**	**707.6%**	**318.0%**	**210.5%**	**154.7%**
Gross margin %	**48.7%**	**61.4%**	**80.8%**	**84.9%**	**85.9%**
Sales & marketing	**560**	**2,149**	**8,303**	**15,738**	**28,712**
Other G&A	**495**	**1,589**	**2,535**	**5,171**	**11,034**
EBITDA	**(940)**	**(2,195)**	**(2,392)**	**162**	**14,570**

*These are future looking projections and are not guaranteed